[Chapman and Cutler LLP Letterhead]

June 11, 2020

VIA EDGAR CORRESPONDENCE

Megan Miller
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust
File Nos. 333-207937; 811-23108

Dear Ms. Miller:

This letter responds to your comments, provided by telephone on May 4, 2020, pursuant to section 408 of the Sarbanes-Oxley Act of 2002 regarding the Amplify ETF Trust (the “Trust”). The review covered ten funds with fiscal year ends of October 31, 2019: Amplify High Income ETF (“YYY”); Amplify Online Retail ETF (“IBUY”); Amplify CWP Enhanced Dividend Income ETF (“DIVO”); Amplify Transformational Data Sharing ETF (“BLOK”); Amplify Advanced Battery Metals and Materials ETF (“BATT”); Amplify EASI Tactical Growth ETF (“EASI”); Amplify BlackSwan Growth & Treasury Core ETF (“SWAN”); Amplify International Online Retail ETF (“XBUY”); Amplify CrowdBureau® Peer-to-Peer Lending & Crowdfunding ETF (“LEND”); and Amplify Seymour Cannabis ETF (“CNBS” and collectively, the “Funds” and each a “Fund”). The Funds are each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Funds’ Annual Reports (the “Annual Reports”).

Comment 1 – Principal risks

The Staff noted that some Funds had securities on loan at higher percentages (i.e., over 20% or 25% of a Fund’s net assets). Given some of the Funds’ transactions in securities lending, please consider adding securities lending risk as a principal risk of investing in the Funds going forward.

Response to Comment 1

In accordance with the Staff’s comment, the Funds confirm that the securities lending risk will be included as a principal risk where applicable going forward.

Comment 2 – Performance

Please enhance management’s discussion of Fund performance to include a broader discussion of the factors that materially affected performance during the most recent fiscal year. See Item 27(b)(7) of Form N-1A.

Response to Comment 2

In accordance with the Staff’s comment, the Funds will consider including a broader discussion of the factors materially affecting the Funds’ performance going forward.

Comment 3 – Performance

The Staff noted that YYY has paid return of capital in the past few years and asks the Fund to please discuss the extent to which the Fund’s distribution policy has resulted in distributions of capital in the management’s discussion of fund performance. See Item 27(b)(7)(iii) of Form N-1A.

Response to Comment 3

In accordance with the Staff’s comment, the Fund will discuss the extent to which the Fund’s distribution policy has resulted in distributions of capital going forward.

Comment 4 – Principal Risks

The Staff noted that the principal risks appear in alphabetical order. In the next update, please order the risks to prioritize the risks that are most likely to adversely affect the Funds’ net asset value, yield and total return. Please note that after listing the most significant risks of the Funds, the remaining risks may be alphabetized. See ADI 2019-08 – Improving Principal Risks Disclosure.

Response to Comment 4

The Funds respectfully decline to make the requested revisions as they believe the current presentation of risks is compliant with the requirements of Form N-1A.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren